Exhibit 99.26
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
To the shareholders of Theratechnologies Inc. (the “Corporation”):
NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the “Meeting”) of the Corporation will be held at the Sheraton Montreal Center, 1201 René-Lévesque Blvd. West, Montreal, Québec, on Wednesday, May 18, 2011 at 10:00 a.m., local time, for the following purposes:
(1)	to receive the consolidated financial statements for the fiscal year ended November 30, 2010, as well as the auditors’ report thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint auditors for the ensuing year and authorize the directors to set their compensation;

(4)	to consider, and if deemed advisable, to pass a special resolution (the text of which is attached as Appendix A to the accompanying Management Proxy Circular), with or without amendments, amendmending the articles of the Corporation to add a provision entitling the directors to appoint one or more additional directors, the whole as described in the accompanying Management Proxy Circular; and

(5)	to transact such other business as may properly come before the Meeting.
DATED at Montreal, Québec, Canada, April 14, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

Jocelyn Lafond
Corporate Secretary